EXHIBIT 11— Statement Re: Computation of Per Share Earnings

CARROLLTON BANCORP

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001

Average shares outstanding — Basic	2,700,337	2,707,733	2,700,489	2,707,733

Average shares outstanding — Diluted	2,700,605	2,707,733	2,703,179	2,707,733

Net income	886,095	526,894	1,211,618	1,032,065

Earnings per share: Basic	$0.33	$0.19	$0.45	$0.38

Earnings per share: Diluted	$0.33	$0.19	$0.45	$0.38